FIRST CHOICE HEALTH
                                                             -------------------



August 16, 2005


Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street N.W.
Washington, D.C. 20549

Re:    First Choice Health Network, Inc. ("FCH")
       Form 10-K for the fiscal year ended December 31, 2004
       File No. 000-23998

Dear Mr. Rosenberg:

We are in receipt of your letter dated August 2, 2005 with comments regarding our financial statements and related disclosures contained in our Form 10-K for the fiscal year ended December 31, 2004.

We acknowledge that:
   o We are responsible for the adequacy and accuracy of the disclosure in our filings;
   o SEC staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the SEC from taking any action with respect to the filing; and
   o We may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

We appreciate your assistance with our compliance with the applicable disclosure requirements and efforts to enhance the overall disclosures in our filing.

The responses set forth below correspond to the numbered comments in your letter. For your convenience, we have included your original comment and followed it with our response.

1. Item 6. Selected Financial Data, page 7

      Please refer to your presentation of "operating revenue, continuing and discontinued operations" and address the following:

      Please explain to us how your presentation of operating revenue meets the requirements of Item 301 of Regulations S-K. For example, tell us how combining




--------------------------------------------------------------------------------
      One Union Square * 600 University St., Ste 1400 Seattle, WA 98101 *
          (206) 292-8255 * Fax (206) 667-8060 * www.1stchoiceofwa.com

Mr. Jim Rosenberg
United States Securities and Exchange Commission
Page 2


revenues from continuing and discontinued operations highlight significant trends in your results of operations for investors.

We included the presentation showing total revenues arising out of continuing and discontinued operations due to our belief that it shows our shareholders important trends in our operating revenues and volume of business, and demonstrates the scope of the changes in our business that have occurred as a result of the FCH's decision to transition out of the insured health plan business. During 2004, FCH had nominal operating revenue from discontinued operations ($78,927 or .3% of operating revenue from continuing operations).

      It appears that your presentation of operating revenue is a non-GAAP financial measure. Tell us how your disclosure complies with Item 10(e) of Regulation S-K.

We agree including discontinued operations in operating revenue results in a non-GAAP disclosure. We inadvertently overlooked the requirements of Item 10(e) of Regulation S-K in preparing this aspect of our 10-K. In future filings, we will disclose only GAAP operating revenue from continuing operations in "Selected Financial Data" and other disclosures.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 7


2. Critical Accounting Policies and Estimates, page 11

      Your disclosure in Note 1 to the Consolidated Financial Statements list certain material estimates that are particularly susceptible to significant change. Please tell us why only the estimate related to the determination of unpaid claims and claims adjustment expenses is critical and the other estimates are not.

For FCH's business, for the period covered by the 10-K, the estimate related to unpaid claims and claims adjustment expenses was the most critical accounting estimate. Other estimates cited in Note 1 to the financial statements include: the write-down of the investment in the Plan, the allowance for service fees receivable and deferred income taxes. The estimates required for the write-down of the investment in the Plan ($0 in 2004 and $260,793 in 2003) and the allowance for service fees receivable (less than $100,000 in 2004 and 2003) do not involve significant sums of money and are not nearly as susceptible to change as the other estimates. Thus, these estimates were not deemed critical by management.

The component of the estimate related to deferred income taxes that has become critical is related to net operating losses (NOLs). Historically, the NOLs have been fully reserved, and therefore, resulted only in a contingent gain. Beginning with the 10-Q for the quarter ended March 31, 2005, we began including a discussion about the NOLs as

Mr. Jim Rosenberg
United States Securities and Exchange Commission
Page 3

we are anticipating that some time in the near future we will have an event that will trigger the ability for us to use some of the NOLs, and the reserve estimate will be revised. We will continue to include this discussion in future filings as a critical accounting estimate.

3. Item 7A. Quantitative and Qualitative Disclosures About Market Risk, page 12

      It appears that your investment securities are subject to interest rate risk. Tell us why you believe that the disclosures required by Item 305 of Regulation S-K are not applicable.

Historically, FCH held investments in variable rate securities that were not materially susceptible to interest rate risk. As our investment portfolio has moved primarily to long-term municipal bonds, our exposure to interest rate risk has increased. We will include disclosures required by Item 305 of Regulation S-K in future filings.

4. Consolidated Statement of Cash Flows, page 19

      Please provide us with your basis in GAAP and an explanation for why you have presented net discontinued operations for operating, investing and, financing activities on one line item. Also, please provide us with a presentation of your discontinued operations, in disclosure-type format, segregated by operating, investing and, financing activities for each period presented.

We reviewed FAS 144 and FAS 146 related to reporting of discontinued operations. Per FAS 144 and 146, the results of the discontinued operations is required to be shown on the income statement separately and below income from continuing operations for all periods presented, but require no special presentation on the face of the balance sheet or cash flow statement. For our disclosure, we referred to other filings noting cash flows from discontinued operations were shown just as one line item on the cash flow statement.

Following is the presentation of our cash flows from discontinued operations segregated by operating, investing and financing for each period presented. This presentation reconciles the beginning and ending cash balances for each period presented. Included is a separate line for "Cash flows from continuing business operations that belong to the discontinued insurance legal entity". There were two components of the discontinued operations that would survive the dissolution of the health insurance entity. However, until it was actually dissolved, the assets and liabilities generated by these activities were legally a part of the health insurance entity. For this reason, as the operations would ultimately continue, the net income generated by these activities was included in income from continuing operations. However, all of the assets and liabilities that existed as part of the legal insurance entity were included as discontinued as they legally belonged to that entity and would be dissolved as part of that entity's legal dissolution. This resulted in the impact of the "cash flows from continuing business operations that belong to the

Mr. Jim Rosenberg
United States Securities and Exchange Commission
Page 4

discontinued insurance legal entity" becoming a component of the overall cash flows of the discontinued operations.


DISCONTINUED OPERATIONS STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 and 2002

                                                             2004             2003             2002
                                                          -----------      -----------      -----------

CASH FLOWS FROM DISCONTINUED OPERATING ACTIVITIES
  Net income (loss) from discontinued operations          $ 1,144,843      $   754,783      $(3,851,787)
  Adjustments to reconcile net income (loss) to
        net cash from operating activities
     Deferred income taxes, net                           $    34,643      $   122,490      $   576,608
     Changes in operating assets and liabilities
        Premiums receivable                               $   898,489      $ 1,743,648      $   336,809
        Prepaids                                          $    71,288      $   143,385      $   615,698
        Accrued expenses                                  $  (470,246)     $     2,862      $    (5,592)
        Reserve for unpaid losses and loss adjustment
          expenses                                        $(2,880,694)     $(5,568,089)     $(3,177,745)
        Provider settlements payable                      $   (83,787)     $  (141,843)     $(1,128,582)
        Unearned premiums                                 $   (17,099)     $  (746,101)     $  (870,332)
        FIT payable to/from parent                        $    10,376      $ 1,614,420      $(1,607,743)
        Amount due to parent                              $   (13,560)     $   (50,623)     $   866,337
                                                          -----------      -----------      -----------

  Net cash used by discontinued operations                $(1,305,747)     $(2,125,068)     $(8,246,329)

CASH FLOWS FROM INVESTING ACTIVITIES
  Principal paydowns and sales of investments
     available for sale                                   $ 7,407,618      $ 1,025,211      $ 3,666,742
  Decrease/(increase) in restricted indemnity cash and
     investments                                          $    (1,534)     $ 1,690,283      $   (25,265)
                                                          -----------      -----------      -----------

        Net cash used by investing activities             $ 7,406,084      $ 2,715,494      $ 3,641,477

CASH FLOWS FROM FINANCING ACTIVITIES
  Payment of preferred stock dividend                     $  (305,765)     $        --      $        --
  Redemption of preferred stock                           $(3,494,299)     $        --      $        --
  Common stock dividend paid                              $(2,705,701)     $        --      $        --
  Capital contribution                                    $        --      $   213,009      $        --
                                                          -----------      -----------      -----------

        Net cash from financing activities                $(6,505,765)     $   213,009      $        --

CASH FLOWS FROM CONTINUING BUSINESS
  OPERATIONS THAT BELONG TO THE
  DISCONTINUED INSURANCE LEGAL ENTITY                     $   221,774      $ 1,383,139      $ 3,739,562
                                                          -----------      -----------      -----------

NET INCREASE (DECREASE) IN CASH AND CASH
  EQUIVALENTS                                             $  (183,654)     $ 2,186,574      $  (865,290)

CASH AND CASH EQUIVALENTS, beginning of year              $ 2,687,652      $   501,078      $ 1,366,368
                                                          -----------      -----------      -----------
CASH AND CASH EQUIVALENTS, end of year                    $ 2,503,998      $ 2,687,652      $   501,078
                                                          ===========      ===========      ===========


Mr. Jim Rosenberg
United States Securities and Exchange Commission
Page 5

We are also including the detail of the amounts included on the consolidated statement of cash flows as "Cash Flows From (To) Discontinued Operations" for each of the periods presented:


Components of Cash Flows From (To) Discontinued Operations as included on the Consolidated Statements of Cash Flows

                                                             2004             2003              2002
                                                          -----------      -----------      -----------

Common stock dividend received from subsidiary            $ 5,164,452
Preferred stock dividend received from subsidiary         $   262,501
Cash flows from continuing business operations that
  belong to the discontinued insurance legal entity       $  (221,774)     $(1,383,139)     $(1,821,562)
Decrease in unrealized loss                               $    (8,946)     $        --      $        --
Capital contribution                                      $        --      $  (213,009)     $(1,918,000)
Change in provider settlements receivable attributed
  to the subsidiary in 2001                                                                 $   404,518
                                                          -----------      -----------      -----------
                                                          $ 5,196,233      $(1,596,148)     $(3,335,044)
                                                          ===========      ===========      ===========


Notes to Consolidated Financial Statements

Note 1. Description of Business and Summary of Significant Accounting Policies, page 20

4. Principles of consolidation, page 20

      Please tell us your basis under GAAP for including certain intercompany accounts in the financial statements for a subsidiary's business presented as a discontinued operation. Cite authoritative accounting literature to support your financial statement presentation.

Some immaterial amounts totaling $55,143 due from the subsidiary (discontinued operations), to the parent are shown on the balance sheet and were disclosed in accordance with Regulation S-X, Rule 3A-04. Because the discontinued intercompany balances were included in the discontinued line on the balance sheet, it was necessary to present the intercompany balance separately. A comprehensive research of GAAP was not conducted due to the immateriality of the amounts.


5. Earnings per share, page 22

      Based on your disclosure that you have two classes of common stock and certain

Mr. Jim Rosenberg
United States Securities and Exchange Commission
Page 6

nonshareholders have equivalent dividend rights as Class B shareholders, please tell us why you did not compute earnings per share using the "two-class" method as discussed in paragraph 61 of SFAS 128 and EITF 03-6.

It was an oversight not to use the "two-class" method as discussed in paragraph 61 of SFAS 128 and EITF 03-6 for reporting of earnings per share. In future filings, including the 10-Q for the current quarter, the "two class" method of reporting will be applied. As our stock is not traded on any market, there is no active investing in or selling of our stock.

As a result of the timing of the receipt of your comment letter, we have filed a Form 12b-25 and will be filing our 10-Q for the quarter ended June 30, 2005 late. We plan to file the 10-Q by Friday, August 19, 2005 and will be incorporating revisions based on your comment letter. Again, we appreciate your assistance in enhancing our disclosures.

Please contact me at (206) 268-2411 or our current Chief Financial Officer, Stacy Kessel at (206) 268-2476 should you have any questions or want to further discuss our response.


Sincerely,

/s/ Kenneth A. Hamm
-------------------

Kenneth A. Hamm
Executive Vice President and Chief Operating Officer